UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XP Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

(Title of Class of Securities)

G98239 109

(CUSIP Number)

With a copy to:

Roberta B. Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

 CUSIP No. G98239 109

1	NAME OF REPORTING PERSON Itaúsa S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,270,985
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 84,270,985
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,270,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(1)(2)
14	TYPE OF REPORTING PERSON (See instructions) HC

Page 2 of 9 Pages

CUSIP No. G98239 109

_____________

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the applicable Reporting Person as set forth in Row 9 by (b) 424,153,735 Class A common shares outstanding as of December 8, 2021, as reported by the Issuer to the Reporting Persons.
(2)	Each Class A common share is entitled to one vote.

Page 3 of 9 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON IUPAR - Itaú Unibanco Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See instructions) CO

Page 4 of 9 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Itaúsa S.A., a holding company organized under the laws of Brazil (“Itaúsa”), and IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”) (each a “Reporting Person” and collectively, the “Reporting Persons”), on October 13, 2021, relating to the beneficial ownership of shares of common stock, par value $0.00001 per share (the “Shares”), of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”).

This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Effective with the filing of this Amendment No. 1, IUPAR shall cease reporting with respect to ownership of the Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 8, 2021, as a result of a partial spin-off of IUPAR, IUPAR transferred 39,386,461 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, to its shareholder Itaúsa; and transferred 19,812,724 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, to its shareholder Companhia E. Johnston de Participações (“E. Johnston”) (the “First Transfer”). As a consequence, IUPAR ceased to be a beneficial owner of any Class A common shares of the Issuer’s common stock, Itaúsa became the beneficial owner of 84,270,985 Class A common shares representing 19.9% of the outstanding Class A common shares of the Issuer’s capital stock and E. Johnston became the beneficial owner of 19,812,724 Class A common shares representing 4.7% of the outstanding Class A common shares of the Issuer’s capital stock.

Following the First Transfer, E. Johnston intends to transfer 19,812,724 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, representing 4.7% of the outstanding Class A common shares of the Issuer’s capital stock, to its affiliate, 4MS Participações S.A. (“4MS”), a holding company organized under the laws of Brazil, as a result of a partial spin-off of E. Johnston (the “Second Transfer”). Consequently, E. Johnston will cease to be a beneficial owner of any Class A common shares of the Issuer’s common stock.

Following the Second Transfer, 4MS intends to wind up its activities and transfer (i) 9,906,362 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, representing 2.34% of the outstanding Class A common shares of the Issuer’s capital stock, to João Moreira Salles; and (ii) 9,906,362 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, representing 2.34% of the outstanding Class A common shares of the Issuer’s capital stock, to Walther Moreira Salles Júnior (such recipients of Class A common shares constituting certain individual owners of E. Johnston and collectively referred to herein as the “Moreira Salles family”), and 4MS will subsequently liquidate. Consequently, 4MS will cease to be a beneficial owner of any Class A common shares of the Issuer’s common stock, and the Moreira Salles family will become the beneficial owner of 19,812,724 Class A common shares representing 4.7% of the outstanding Class A common shares of the Issuer’s capital stock.

Pursuant to XP’s Shareholders’ Agreement, following the First Transfer, Itaúsa will have the right to, individually, appoint two members to the Issuer’s board of directors, and one of them will serve as member of the Issuer’s auditing committee, as long as the combined interest of Itaúsa and the Moreira Salles family represents at least 5% of the Issuer’s total share capital.

E. Johnston and Itaúsa have entered into a certain ancillary shareholders’ agreement, pursuant to which, among other things, E. Johnston (as well as any of its successors) has agreed to follow Itaúsa’s vote on all matters relating to the Issuer (“Voting Agreement”). The terms of the Voting Agreement are incorporated herein by reference.

Page 5 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to add the following:

(a)-(c) The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

(a) Annex B to this Amendment No. 1 sets forth the number of Shares (including in the form of Brazilian Depositary Receipts, or BDRs) and the aggregate percentage of the outstanding Shares beneficially owned, to the best of the Reporting Persons’ knowledge, by each of the persons listed on Annex A to the Schedule 13D as of December 8, 2021.

(c) To the best of the Reporting Persons’ knowledge, transactions in the Shares effected by the Reporting Persons and the persons listed on Annex B (including investment vehicles owned or controlled by such persons) during the past 60 days and not previously reported are set forth below:

Name	Date of the Transaction	Amount of Shares Purchased/(Sold)	Price per Share (US$)	Name of Securities Exchange
Marcia Maria Freitas de Aguiar	December 2, 2021	(304)	BRL 165.00 (aprox. US$29.31)	B3 – Brasil, Bolsa, Balcão (Brazil Stock Exchange)
Ricardo Egydio Setubal	November 26, 2021	(15,000)	29.48	The NASDAQ Global Select Market
Alfredo Egydio Setubal	November 10, 2021	(26,626)	33.82	The NASDAQ Global Select Market
Roberto Egydio Setubal	October 25, 2021	(11,231)	34.69	The NASDAQ Global Select Market
	October 26, 2021	(28,880)	34.00
	October 26, 2021	(30,000)	33.94
	October 27, 2021	(30,000)	34.01
	October 28, 2021	(20,000)	33.50
	November 2, 2021	(20,000)	32.52
	November 3, 2021	(21,120)	33.19
	November 4, 2021	(25,000)	32.48
	November 18, 2021	(25,000)	29.32
	November 22, 2021	(3,500)	29.22
	November 24, 2021	(31,500)	30.40
	December 1, 2021	(3,500)	28.98
	December 6, 2021	(61,500)	28.98

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit H	Voting Agreement, dated as of December 8, 2021, between Itaúsa S.A. and Companhia E. Johnston de Participações (free English translation).

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

ITAÚSA S.A.

By:	/s/ Rodolfo Villela Marino
Name: Rodolfo Villela Marino
Title: Executive Vice President

By:	/s/ Maria Fernanda Ribas Caramuru
Name: Maria Fernanda Ribas Caramuru
Title: Managing Officer

IUPAR – ITAÚ UNIBANCO PARTICIPAÇÕES S.A.

By:	/s/ Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: CEO

By:	/s/ Demosthenes Madureira de Pinho Neto
Name: Demosthenes Madureira de Pinho Neto
Title: Officer

Page 7 of 9 Pages